

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Gerome Daren Sapp
Chief Executive Officer
370 Markets LLC
8545 W. Warm Springs Road, Ste A4 #192
Las Vegas, NV 89113

> **Re: 370 Markets LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 16, 2021**
> **File No. 024-11383**

Dear Mr. Sapp:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 8, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed February 16, 2021

Use of Proceeds, page 48

1. We note your response to comment 3, and your amended disclosure on page 48. Please further amend your disclosure to clarify the use of the "cash portion" of each of the series proceeds, disclosed in the first line of each table in this section. In this regard, it appears that the cash portion of each series is separate than the cash portion of the asset cost of each series. Please explain the difference between these two line items.

III. Exhibits, page 114

2. We note your response to comment 8, and your amended disclosure in your offering

circular and subscription agreement. Please amend your operating agreement to disclose, as you do in your offering circular, that the exclusive forum provision does not extend to federal securities law claims. As a related matter, we note the jury trial waiver provision in your operating agreement. Please amend the disclosure in your offering circular to describe the jury trial waiver provision, and amend your offering circular and exhibit to describe the extent to which it applies to federal securities law claims. Finally, please disclose whether the provision applies to purchasers in secondary transactions.

General

3.   It appears that your website may be a solicitation of interest in your offering, and may in the future, once your offerings are qualified, be an offer. Please update your website to include a hyperlink to the most recent offering circular for each series, as required under Rule 251(d)(1)(iii) of Regulation A, and appropriate legends, as required under Rule 255 of Regulation A. Alternatively, please provide us with your legal analysis as to why you do not believe you are required to include the legend and hyperlink on your website.

 Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services